BEFORE THE PUBLIC SERVICE COMMISSION OF WYOMING

APPLICATION OF CHEYENNE LIGHT, FUEL     )
AND POWER COMPANY FOR AUTHORITY         )
TO ENGAGE IN A REORGANIZATION           )
INVOLVING THE TRANSFER OF A             )    DOCKET NO.________
CONTROLLING INTEREST IN A PUBLIC        )
UTILITY                                 )

                           APPLICATION

     Pursuant to Wyoming Statute Section 37-1-104 (1995) and

Section 209 of the Rules of Practice and Procedure of the Public

Service Commission of Wyoming ("Commission"), the applicant,

Cheyenne Light, Fuel and Power Company ("Cheyenne"), respectfully shows the Commission as follows:<F1>

     1.   Cheyenne is a public utility furnishing both electric

and natural gas service in the City of Cheyenne, State of

Wyoming, and in a major portion of Laramie County, Wyoming.

Cheyenne also distributes natural gas to customers in the

communities of Pine Bluffs, Burns, and Carpenter located in the eastern portion of Laramie County.

     2.a. Cheyenne desires to engage in a reorganization that

involves the transfer of control of Cheyenne from Public Service

Company of Colorado ("PSCo") to M-P New Co., a Delaware

corporation.  This reorganization is to occur as part of a merger between PSCo and Southwestern Public Service Company, ("SPS").

     2.b. On August 22, 1995, SPS and PSCo entered into an

Agreement and Plan of Reorganization ("Agreement") to engage in a business combination as peer firms in a merger of equals.<F2>

This Agreement presents the representations and warranties of the two companies, the structure of the merger, and the required conditions precedent to closing.  A copy of the Agreement is included as Attachment 1 to this application.

     Pursuant to the Agreement, PSCo and SPS have formed a

Delaware corporation, temporarily named M-P New Co., that upon consummation of the reorganization will serve as a publicly

traded holding company under the PUHCA.  Upon receipt of all regulatory and stockholder approvals, M-P New Co. will form two wholly-owned subsidiaries, one a Colorado corporation ("PSCo

Merger Corp.") and the other a New Mexico corporation ("SPS

Merger Corp.")

     PSCo Merger Corp. and SPS Merger Corp. will simultaneously merge with and into PSCo and SPS, respectively.  PSCo and SPS will survive the mergers as wholly-owned separate operating

utility subsidiaries of M-P New Co.  Cheyenne and WestGas

Interstate, currently subsidiaries of PSCo, will also become separate utility subsidiaries of M-P New Co.  Additionally, two more subsidiaries will be created.  A service company subsidiary,

M-P Services Co., will be organized to provide services to the subsidiaries of M-P New Co.  Also, a subsidiary will be formed to hold the shares of the existing non-utility subsidiaries of SPS and PSCo.  Attachment 2 to this Application is an organizational diagram of M-P New Co.  Attachment 3 lists the subsidiaries of M-

P New Co. and provides a brief description of their activities.

     2.c. Under this holding company structure, Cheyenne, PSCo,

and SPS will retain their corporate identities and will continue their independent operations.  M-P Services will provide various services to PSCo and SPS and the other M-P New Co. subsidiaries,

including Cheyenne.  Through the formation and operation of M-P

Services, various functions now performed separately by or on behalf of these companies will be consolidated to eliminate

duplicative efforts.  M-P Services will perform the

administrative and support functions that PSCo currently provides to Cheyenne.  Any activities that M-P Services performs on behalf of Cheyenne, PSCo, SPS, or any other subsidiary of M-P New Co.

will be governed by service agreements.  The Securities and

Exchange Commission ("SEC") must approve the formation of M-P

Services and the terms and conditions of any service agreements.

     2.d. The restructuring of PSCo and SPS will be effectuated by the conversion of stock.  Common stock holders of each company will convert their respective shares of stock for rights to

shares of common stock in M-P New Co.  Each share of PSCo stock will be converted to a right to receive one share of M-P New Co.

Stock, and each share of SPS stock will be converted to a right to receive 95% of one share of M-P New Co. stock.  As a result of the exchange, the common stock holders of PSCo and SPS will then own all of the outstanding shares of the stock in M-P New Co.

The preferred stock holders and debt holders of each  company will be unaffected by the merger.

     After the exchange of shares occurs, the existing stock of

PSCo and SPS will be cancelled.  New stock of PSCo and SPS will be issued to M-P New Co.  The Cheyenne stock, which is currently wholly-owned by PSCo, will be transferred to M-P Holding Co.

     3.a. As stated above, M-P New Co. is a Delaware corporation and will be a registered holding company, subject to the

regulation of the SEC under PUHCA upon the effectuation of the merger.

     3.b. PSCo, a Colorado corporation with corporate

headquarters in Denver, is an operating public utility engaged principally in the generation, purchase, transmission,

distribution and sale of electricity, and in the purchase,

transmission, distribution, sale and transportation of natural gas.  PSCo provides electricity to approximately 1 million

electric customers and gas to approximately 900,000 gas

customers.  Seventy-five percent of the electric customers and sixty-eight percent of the gas customers are in the Denver

metropolitan area.

     At year-end 1994, PSCo and its subsidiaries, including

Cheyenne, owned property, plant, and equipment totaling

approximately $3.3 billion.  Total revenues from electric, gas,

and other operations were approximately $2.1 billion, with net income totaling approximately $170 million.  PSCo and its

subsidiaries employ approximately 5000 people.

     3.c.  SPS, a New Mexico corporation with corporate

headquarters in Amarillo, Texas, is an electric utility,

providing service to about 368,000 customers in a territory of approximately 52,000 square miles in the Panhandle and South

Plains regions of Texas, eastern New Mexico, the Oklahoma

Panhandle, and southwestern Kansas.

     At August 1995, SPS and its subsidiaries owned total

property, plant, and equipment of approximately $1.6 billion.

SPS had consolidated revenues totaling approximately $889

million, with net income of approximately $119.5 million.  SPS employs approximately 2,000 people.  In addition to its corporate headquarters in Amarillo, SPS maintains division offices in

Roswell, New Mexico and Lubbock, Texas.

     4.a.  PSCo wholly owns Cheyenne which is also a combination electric and gas utility.  Cheyenne's electric system serves over

33,000 retail customers in an area of approximately 960 square miles in and around Cheyenne, Wyoming.  While Cheyenne has a small amount of transmission facilities and has an open-access transmission system on file with the FERC, its system essentially operates as a distribution system.  Cheyenne has no electric wholesale customers.  Cheyenne serves 26,000 retail gas

customers.

     At year-end 1994, Cheyenne owned total property, plant, and equipment of approximately $49.5 million.  Cheyenne had

consolidated revenues totaling approximately $51.9 million with net income of approximately $3.0 million.  Cheyenne employs

approximately 95 people.  Cheyenne maintains its corporate

headquarters in Cheyenne, Wyoming.

     4.b. Under the holding company structure, Cheyenne will

retain its separate corporate identity.  Therefore, it will

retain its existing filed rates, rules, regulations, and

classifications of service.  The merger should have no impact on the service of  Cheyenne.

     5.a. Cheyenne has previously filed with the Commission

copies of its latest FERC Form No. 1-F, Annual Report of Nonmajor

Public Utilities and Licenses, and annual report, which show its financial condition.

     5.b. Pro forma financial statements of M-P New Co. are

presented in Mr. Wayne Brown's testimony.  The business

combination merges two managerially and financially strong

companies which will result in even greater financial strength



____________________

<F1>   To the extent possible, Cheyenne will follow the format
       set out in Form No. 5 of the Commission's rules.

<F2>  The term "merger" is used for the sake of convenience and not as a technical legal description of the business combination. As described more fully herein, PSCo and SPS will not merge into one another; they will reorganize as wholly-owned subsidiaries of a registered public utility holding company.


and integrity than could be achieved by each company

individually.

     6.   The merger between PSCo and SPS, of which the proposed

transaction is a part, shall necessarily have an impact on those two utilities. However, as stated above, the merger should not directly affect Cheyenne, which will continue its independent operations.  There may, on the other hand, be an indirect impact on Cheyenne.  PSCo and SPS are seeking to merge because of the substantial anticipated savings that are anticipated to result from the merger -- approximately $770 million over a ten-year period beginning in 1997.  A portion of these savings will be allocated to Cheyenne in the form of lower costs for

administrative and other support services.

     7.   The proposed transaction will otherwise have no impact

on the operations of any other utility in the state of Wyoming.

     8.   There is one aspect of regulation under PUHCA that

Cheyenne requests that the Commission specifically address in its order on this application.  Section 11(b)(1) of PUHCA directs the

SEC to take action to limit the operations of each registered holding company system to a single integrated public-utility system, which the SEC has interpreted to mean a single gas

utility system or a single electric utility system, but not both.

On this basis, the SEC has required the divestiture of gas and electric properties.

     Section 11(b)(1), however, also permits registered holding companies to retain "additional systems" if three criteria are met, namely:  (1) if the additional system cannot be operated as an independent system without the loss of substantial economies;

(2) the additional system is located in one or more adjoining states or a contiguous country; and (3) the combination of such systems under the control of a single holding company is not so large as to impair the advantages of localized management.  While the SEC has applied these criteria -- commonly referred to as the

"A-B-C clauses" -- restrictively in the past by requiring that a registered system demonstrate that divestiture would result in a

"substantial hardship to investors and consumers were its

relationship with the holding company terminated," Philadelphia

Co., 28 S.E.C. 35, 46 (1948), the SEC is now proposing to

liberalize its interpretation of the A-B-C clauses to permit registered holding companies to own gas and electric utility systems where the affected states agree.  See SEC Report on the

Regulation of Public Utility Holding Companies, June 1995, at 74-

76.  Attachment 4 to this application is the relevant chapter from this report.

     Accordingly, Cheyenne requests that the Commission, in

acting on this application, indicate its preference that the SEC should not order divestiture of Cheyenne's gas operations.

     9.   In support of this application, Cheyenne is submitting

the  testimony and exhibits of the following witnesses:

               Richard L. Kaysen, Vice President and General

          Manager of Cheyenne.  Mr. Kaysen will discuss the

          effects of the merger and reorganization on Cheyenne.

               Richard C. Kelly, Senior Vice President, Finance,

          Treasurer and Chief Financial Officer, PSCo.  Mr. Kelly

          will provide an overview of the merger of PSCo and SPS,

          including a discussion of PSCo and SPS, the rationale

          behind the merger, how the merger is to be effectuated,

          and the resulting corporate structure.  Mr. Kelly will

          also discuss the financial aspects of the merger.

               W. Wayne Brown, Controller and Corporate

          Secretary, PSCo.  Mr. Brown will testify regarding the

          accounting treatment for the merger under the pooling

          of interests methodology of Generally Accepted

          Accounting Principles.

               Teresa S. Madden, Corporate Accounting Manager,

          PSCo.  Ms. Madden will provide a description of the

          services that M-P Services is expected to provide to

          PSCo, SPS, and Cheyenne as operating company

          subsidiaries of M-P New Co., and how costs are to be

          charged or allocated from M-P Services to those and

          other subsidiary companies.

               William C. Weeden, Senior Utility Advisor at Reid

          & Priest and formerly Associate Director, Office of

          Public Utility Regulation, Division of Investment

          Management at the SEC.  Mr. Weeden will discuss the

          SEC's regulation of registered holding companies and

          its effect on the Commission's regulation.

               Thomas J. Flaherty, National Partner for Utilities

          Consulting, Deloitte & Touche LLP.  Mr. Flaherty will

          provide support for the $770 million in cost savings

          that are expected to be achieved through the merger of

          PSCo and SPS over a ten-year period beginning in 1997.

          This support will include a detailed discussion of the

          types of savings that are likely to be achieved.

               David T. Hudson, Manager of Rate and Economic

          Research in the Rates and Regulations Department, SPS.

          Mr. Hudson will provide background information

          regarding the SPS system.

               Matt P. Harris, Unit Manager, Loads & Resources

          Planning, PSCo.  Mr. Harris will provide a description

          of PSCo's electric production and transmission systems,

          and the projected production cost savings arising from

          the merger.

     10.  Cheyenne requests that the following persons be placed on the official service list in this proceeding:

     William M. Dudley, Esq.
     Associate General Counsel
     Public Service Company of Colorado
     1225 17th Street, Suite 600
     Denver, CO 80202
     (303) 294-2500

     Richard L. Kaysen
     Vice President and General Manager
     Cheyenne Light, Fuel and Power Company
     108 West 18th Street
     Cheyenne, WY 82001
     (307) 778-2100

     John A. Sundahl, Esq.
     Sundahl, Powers, Kapp & Martin
     P.O. Box 328
     Cheyenne, WY 82003

     WHEREFORE, Cheyenne Light, Fuel and Power Company prays that the Public Service Commission of Wyoming make its order

authorizing Cheyenne to engage in the reorganization involving the transfer of a controlling interest of Cheyenne from PSCo to

M-P New Co.

     Dated this 9th day of November, 1995.

                                   CHEYENNE LIGHT, FUEL AND
                                        POWER COMPANY

                                   BY /s/

                                   Richard L. Kaysen
                                   Vice President and General
                                   Manager


                            AFFIDAVIT

STATE OF WYOMING    )
                    )
COUNTY OF LARAMIE   )

     Richard L. Kaysen, being duly sworn, deposes and says that he is Vice President and General Manager of Cheyenne Light, Fuel and Power Company, and that he has read the foregoing application, knows the contents thereof, and that the matters set forth therein as to Cheyenne Light, Fuel and Power Company are true and correct to the best of his knowledge and belief.



__________________________________
        Richard L. Kaysen


     Subscribed and sworn to before me this ____ day of November, 1995.




___________________________________
          Notary Public